

October 12, 2010

Via U.S. Mail

Ms. Karen Linehan
General Counsel
Sanofi-Aventis
174, avenue de France
75013 Paris, France

> **Re:** **Genzyme Corporation**
> **Schedule TO-T**
> **Filed by GC Merger Corp. and Sanofi-Aventis**
> **Filed on October 4, 2010**
> **File No. 005-37205**

Dear Ms. Linehan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.      We note that you may determine in your "sole discretion" whether provisions of certain anti-takeover laws are inapplicable to the offer and the proposed merger. Please revise to include an objective standard for the determination of whether this condition has been satisfied, or clarify your disclosure on this point.

Acceptance for Payment and Payment for Shares, page 4

2.      We note the disclosure in the last paragraph of this section that you will return any shares not accepted for payment "as promptly as practicable" after expiration or termination of the offer.  Rule 14e-1(c) requires that you return such shares "promptly" upon expiration or termination of the offer.  Please revise here and throughout the document, as necessary.

Determination of Validity, page 7

3.      You state that your determinations as to the validity and acceptance of all tenders, and you interpretation of the terms and conditions of the offer, will be final and binding.  Similar language appears elsewhere in your offering document and letter of transmittal.  Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction.

Source and Amount of Funds, page 12

4.      In addition to the Acquisition Facility, you disclose that funding may be provided by the issuance of U.S. commercial paper and/or French Billets de Trésorerie, and/or the issuance of other debt securities and/or other existing syndicated credit facilities at Parent (in particular, part of its €7 billion syndicated multicurrency revolving facility) or any combination of the foregoing.  Please make all disclosures required by Items 1007(a) and 1016 of Regulation M-A with respect to these sources of funds.

Background of the Offer…., page 13

5.      Please disclose the names of the shareholders with whom you met between August 30 and September 8, 2010.  Please also disclose the substance of these discussions.  The disclosure in your letter dated October 4, 2010 implies that these shareholders are favorably inclined to participate in your offer, at the current price, while the investor presentation filed as Exhibit (a)(5)(D) to your Schedule TO-T indicates otherwise.

Purpose of the Offer…., page 23

6.      You state here and on page 2 that you may purchase additional shares of Genzyme following this tender offer, such as purchases made in the open market, in order to help effect a short-form merger.  Because the price per share paid in these transactions may be less than that paid in the offer, and purchases may be made using other methods, please disclose the implications of this course of action under Rule 13e-3.

Statutory Requirements…., page 25

7.      Please clarify the meaning of clause (v) appearing at the top of page 26.

Certain Conditions of the Offer, page 29

8.      You refer in subparagraphs (e) and (g) to "threatened" litigation and other events.  A determination as to whether legal action has been threatened or such events have occurred appears to be subjective, such that a security holder may not be able to verify that these conditions have been satisfied.  Please revise to include an objective standard for the determination of whether these conditions have been satisfied.

9.      The disclosure in the final paragraph of this section suggests that actions or inactions by the bidders may be responsible for triggering the offer conditions.  The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror.  Please revise to remove the implication that the conditions may be triggered at the option of the bidders.

10.     All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to offer expiration.  Please revise the closing sentence of this section to make clear that the bidders have not reserved the right to raise all of its conditions following offer expiration.

Exhibit (a)(5)(A) - Press Release

11.     The section of your press release entitled "Forward-Looking Statements" contains a reference to the Private Securities Litigation Reform Act of 1995.  This reference is inappropriate, given that the safe harbor is not available for statements made in connection with a tender offer.  Refer to Section 21E(b)(2)(C) of the Exchange Act.  Confirm that you will refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to this offer.  A similar comment applies to Exhibit (a)(5)(C), as filed with Amendment No. 1 to your Schedule TO-T on October 4, 2010, and Exhibit (a)(5)(D), as filed with Amendment No. 2 to your Schedule TO-T on October 5, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

Ms. Karen Linehan
Sanofi-Aventis
October 12, 2010
Page 4

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc:     Via facsimile:  (212) 310-8007
        Michael J. Aiello, Esq.
        Weil, Gotshal & Manges LLP